Via Edgar

June 24, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Terence O’Brien
Accounting Branch Chief

Re:     Colgate-Palmolive Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Forms 8-K filed January 29, 2016 and April 28, 2016
File No. 1-00644

Dear Mr. O’Brien:

We are pleased to respond to the comments included in your letter dated June 14, 2016 regarding our most recently filed Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) and our Current Reports on Forms 8-K filed on January 29, 2016 and April 28, 2016 (collectively, the “Form 8-K”), as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Income Taxes, page 27

1.
Both herein and in Note 11 to your financial statements, you refer readers to Note 14 for an explanation of the income tax impact resulting from your change in accounting for Venezuelan operations. It is unclear how these disclosures adequately discuss the nature of what appears to be a $353 income tax expense related to this change in accounting. Please tell us and expand your disclosures to explain.

Response

We call to the Staff’s attention that as indicated in Note 14, the Company recorded an income tax benefit of $26 million on the $1,084 million pre-tax charge related to the Venezuela accounting change and not an income tax expense of $353 million.

The references to Note 14 in the tables under Income Taxes on page 27 and in Note 11 are to call to a reader’s attention: (i) the pre-tax and after-tax amounts of the charge related to the Venezuela accounting change of $1,084 million and $1,058 million, respectively, and therefore the tax benefit was $26 million; and (ii) that although the Company’s Consolidated Balance Sheet at December 31, 2015 no longer includes the assets and liabilities of CP Venezuela and, in future periods, the Company will no longer include the results of CP Venezuela in its Consolidated Financial Statements, under current tax rules, the Company is required to continue including CP Venezuela in its consolidated tax return.

Although the actual tax benefit was only $26 million and, in absolute terms, was not significant to the Company’s overall results of operations, it had a significant impact on the Company’s overall effective tax rate because the tax benefit was 2.4% of the pre-tax charge related to the Venezuela accounting change versus a statutory tax rate of 35%. As the tables on page 27 and in Note 11 provide a reader with information about the impact the Venezuela accounting change had on the Company’s overall effective rate, the Company believes the cross-references to Executive Overview and Outlook and to Note 14 are appropriate and sufficient to enhance a reader’s understanding.

2.	Please expand your disclosures to explain the difference between your 11.7% Venezuela accounting change adjustment herein and the 12.8% Venezuela accounting change adjustment presented in Note 11.

Response

The purposes of the disclosures in the tables on page 27 and in Note 11 are different, and therefore the percentages related to the Venezuela accounting change reflected in the tables are also different. The two reconciliations are as follows:

(1)	Income Taxes, page 27: Reconciliation of the Company’s effective tax rate of 44% on a GAAP basis to its effective tax rate of 31.3% on a non-GAAP basis and

(2)	Note 11, Income Taxes: Reconciliation of the Company’s effective tax rate of 44% on a GAAP basis to its statutory tax rate of 35%.

Income Taxes, page 27

The purpose of the disclosures in this table is to reconcile the Company’s effective tax rate of 44.0% on a GAAP basis to its effective tax rate of 31.3% on a non-GAAP basis, which excludes several items including the charge related to the Venezuela accounting change. The impact of the Venezuela accounting change is determined as follows:

(Dollars in Millions, unless otherwise noted)

	Income Before Tax	Income Taxes	Effective Tax Rate
As reported GAAP	$2,763	$1,215	44.0%
Venezuela accounting change	1,084	26
Non-GAAP (excluding the Venezuela accounting change)	$3,847	$1,241	32.3%
Impact of Venezuela accounting change			11.7%

Note 11, Income Taxes

The purpose of the disclosures in this table is to reconcile the Company’s effective tax rate of 44.0% to its statutory tax rate of 35.0%. The impact of the Venezuela accounting change is determined as follows:

(Dollars in Millions, unless otherwise noted)

Pre-tax charge for the Venezuela accounting change	$1,084
Statutory tax rate	35.0%
Expected tax benefit at statutory rate	379
Actual tax benefit	26
Difference in tax benefit	$353

Income before income taxes	$2,763

Impact of Venezuela accounting change	12.8%

The Company acknowledges the Staff’s comments and believes that its existing disclosures provide a reader with sufficient information to understand the amount of the tax benefit related to the Venezuela accounting change and the impact it had on the Company's effective tax rate.

Non-GAAP Financial Measures, page 38

3.
You state that management believes your non-GAAP measures provide investors with useful supplemental information regarding the performance of the Company’s ongoing operations. This statement does not appear to provide adequately detailed information specific to your circumstances as to why this non-GAAP measure is useful to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise your disclosures accordingly.

Response

In future filings, we will expand our disclosure of why we believe our non-GAAP measures provide investors with useful supplemental information regarding the performance of the Company’s ongoing operations. Set forth below, for illustrative purposes only, is sample expanded disclosure based on the Form 10-K (bold, underscored language indicates new disclosure).

Non-GAAP Financial Measures

This Annual Report on Form 10-K discusses organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments) (non-GAAP). Management believes this measure provides investors with useful supplemental information regarding the Company’s underlying sales trends by presenting sales growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments. A reconciliation of organic sales growth to Net sales growth for the years ended December 31, 2015 and 2014 is provided below.

Worldwide Gross profit, Gross profit margin, Selling, general and administrative expenses, Selling, general and administrative expenses as a percentage of Net sales, Other (income) expense, net, Operating profit, Operating profit margin, effective income tax rate, Net income attributable to Colgate-Palmolive Company and Earnings per share on a diluted basis are discussed in this Annual Report on Form 10-K both on a GAAP basis and, as applicable, excluding a charge related to the change in accounting for the Company’s Venezuelan operations, charges related to the 2012 Restructuring Program, charges related to the Venezuela Remeasurements, a gain on the sale of the Company’s laundry detergent business in the South Pacific, charges for foreign tax matters, costs related to the sale of land in Mexico and charges for foreign competition law matters (non-GAAP). Management believes these non-GAAP financial measures provide investors with useful supplemental information regarding the performance of the Company’s ongoing operations by removing items that do not directly affect the Company’s ongoing operations, such as restructuring charges, charges for certain litigation matters, gains and losses from certain divestitures and certain unusual, non-recurring items, thereby enhancing the comparability of period-to-period financial results. A reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures for the years ended December 31, 2015, 2014 and 2013 is presented within the applicable section of Results of Operations.

The Company uses the above financial measures internally in its budgeting process and as a factor in determining compensation. In addition, the Company believes the above financial measures are used by investors and analysts in assessing the Company’s ongoing operations. While the Company believes that these non-GAAP financial measures are useful in evaluating the Company’s business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.
With reference to the discussion of your deconsolidation of CP Venezuela on page 26, to the extent material, please disclose the nature and amount of transactions between you and CP Venezuela, including any resulting demands, commitments, or uncertainties, and how they are reflected in your financial statements.

Response

During the quarter ended March 31, 2016 there were no material transactions between the Company and its consolidated subsidiaries, on the one hand, and the Company’s unconsolidated Venezuelan subsidiary (“CP Venezuela”), on the other hand, nor were there any material demands, commitments or uncertainties related to CP Venezuela as of March 31, 2016.

The Company has established processes and procedures and implemented controls to monitor its transactions with and limit its exposures and commitments to CP Venezuela. Controls have been established to ensure that the Company and its consolidated subsidiaries do not ship significant amounts of inventory to CP Venezuela in advance of receiving cash reimbursements. The vast majority of these transactions are secured by letters of credit. The Company also monitors CP Venezuela’s transactions with and commitments to third-party suppliers where the Company is obligated to make payments on behalf of CP Venezuela to ensure that the Company’s exposure related to such transactions and commitments is not material.

In future filings, to the extent material, the Company will disclose the nature and amount of transactions between the Company and its consolidated subsidiaries and CP Venezuela including any resulting demands, commitments or uncertainties.

Item 2.02 Form 8-K filed January 29, 2016 and April 28, 2016

Exhibit 99

Non-GAAP Financial Measures

5.
You state that management believes your non-GAAP financial measures provide investors with useful supplemental information regarding the performance of the Company’s ongoing operations. This statement does not appear to provide adequately detailed information specific to your circumstances as to why this non-GAAP measure is useful to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise your disclosures accordingly.

Response

Please see our response to comment 3 above and our sample expanded disclosure contained therein. We will revise our future earnings release disclosures accordingly.

6.
We note that your reconciliation of your Net Income (Loss) Attributable to Colgate-Palmolive Company to Net Income (Loss) Attributable to Colgate-Palmolive Company, non-GAAP as well as you reconciliation of Diluted Earning (Loss) Per Common Share to Diluted Earnings per common share, non-GAAP includes the after-tax impact of the items identified without a clear explanation for how the tax effect is calculated. These presentations are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response

The Company acknowledges the Staff’s comment and in future earnings releases will enhance its disclosure related to income tax effects on its non-GAAP financial measures, consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Set forth below, for illustrative purposes only, is sample revised disclosure for the year ended December 31, 2015.

	2015
	Income before income taxes	Provision for income taxes (1)	Net income including non-controlling interests	Net income attributable to Colgate-Palmolive Company	Effective income tax rate(2)	Diluted earnings per common share

As Reported GAAP	$2,763	$1,215	$1,548	$1,384	44.0%	$1.52
Venezuela accounting change	1,084	26	1,058	1,058	(11.7%)	1.16
2012 Restructuring Program	254	71	183	183	(0.3%)	0.20
Venezuela remeasurement charges	34	12	22	22	—	0.02
Charges for foreign tax matters	—	(15)	15	15	(0.4%)	0.02
Charges for foreign competition law matters	14	—	14	14	(0.1%)	0.02
Gain on sale of South Pacific laundry detergent business	(187)	(67)	(120)	(120)	(0.2%)	(0.13)
Non-GAAP	$3,962	$1,242	$2,720	$2,556	31.3%	$2.81

(1) The income tax effect on non-GAAP items are calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment.
(2) The impact of non-GAAP items on the Company’s effective tax rate represents the difference in the effective tax rate calculated before and after reflecting the non-GAAP adjustment on Income before income taxes and Provision for income taxes.

In connection with its response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Tracey McKoy,
U.S. Securities and Exchange Commission,
Staff Accountant